MAIA Biotechnology, Inc.
4444 West Lake Street, Suite 1700
Chicago, IL 60606

July 21, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549
Attention: Jordan Nimitz

Re:	MAIA Biotechnology, Inc. Amendment No. 6 to Registration Statement on Form S-1 Filed July 21, 2022 File No. 333-264225

Dear Ms. Nimitz:

We have set forth below responses to the comments of the staff (the “Staff”) of the U. S. Securities and Exchange Commission (the “SEC”) contained in its letter dated July 21, 2022 with respect to Amendment No. 6 to the Registration Statement on Form S-1 (File No. 333-264225) (the “S-1”) filed with the SEC on July 21, 2022 by MAIA Biotechnology, Inc., a Delaware corporation (the “Company”). For your convenience, the text of the Staff’s comment is set forth below followed by the Company’s response.

Amendment No. 6 to Registration Statement on Form S-1

Capitalization, page 63

1. We note your changes in response to prior comment 1. It does not appear as though that the shares issued from the exercise of warrants described in your second bullet point are reflected in your pro forma shares outstanding of 8,416,032 or your pro forma as adjusted shares outstanding of 10,220,119. Please revise your filing accordingly.

COMPANY RESPONSE: The warrants described in the second bullet point under the Capitalization Table on page 63 of the S-1 are fully reflected and counted in the Company’s pro forma shares outstanding of 8,416,032 and the Company’s pro forma as adjusted shares outstanding of 10,220,119.  The 479,712 shares of common stock issued in May 2022 described in the second bullet point constitute the total number of additional shares reflected in the pro forma shares outstanding of 8,416,032, and are inclusive of the issuance of 11,111 shares of common stock for gross proceeds of $99,999, 153,000 shares of common stock from the exercise of warrants with gross proceeds of $275,400 and 315,601 shares of common stock from the cashless exercise of 394,501 warrants.  Such 479,712 shares are also reflected in the pro form as adjusted shares outstanding of 10,220,119.

July 21, 2022

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. If you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please call or e-mail our legal counsel, Janeane Ferrari, at 212-407-4209, jferrari@loeb.com. Thank you for your time and attention to this filing.

MAIA BIOTECHNOLOGY, INC.

/s/ Vlad Vitoc
Name: Vlad Vitoc
Title: Chief Executive Officer

cc:Janeane Ferrari, Esq.